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December 3, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                          The RMR Group Inc.

Registration Statement on Form S-3

Dear Sir or Madam:

On the date hereof, The RMR Group Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-3 (the “Registration Statement”) relating to the registration of the following securities for sale from time to time in one or more public offerings: (a) up to 500,000,000 of securities of the Company consisting of Class A common stock, preferred stock (including convertible preferred stock), debt securities (including convertible debt securities), depositary shares (including convertible depositary shares) and warrants and (b) up to 8,000,000 shares of Class A common stock of the Company to be offered and sold by certain security holders of the Company.

The Company acknowledges that the Registration Statement incorporates by reference the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018, which incorporates by reference portions of the Company’s definitive proxy statement for its 2019 Annual Meeting of Stockholders (the “Definitive Proxy Statement”) in Part III, which Definitive Proxy Statement has not yet been filed with the Commission. Accordingly, the Company will not request that the Registration Statement be declared effective until after the Company has filed its Definitive Proxy Statement, which will include the information required by Part III of Form 10-K, with the Commission.

Respectfully,

/s/ P. Michelle Gasaway

P. Michelle Gasaway